SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

SNB Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

78460M209

(CUSIP Number)

December 31, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

[	]	Rule 13d-1(b)
[ x ]		Rule 13d-1(c)
[	]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78460M209	13G

1	NAME OF REPORTING PERSON SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Voluntary) Financial Stocks, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% as of the date of filing of this Amendment
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 78460M209	13G

Item 1(a).	NAME OF ISSUER
SNB Bancshares, Inc.
Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICE
14060 Southwest Freeway, Sugar Land, Texas 77478
Item 2(a).	NAME OF PERSON FILING
Financial Stocks, Inc. (“FSI”)
Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE
507 Carew Tower, 441 Vine Street, Cincinnati, Ohio 45202
Item 2(c).	CITIZENSHIP
Ohio
Item 2(d).	TITLE OF CLASS OF SECURITIES
Common stock, par value $0.01 per share
Item 2(e).	CUSIP NUMBER
78460M209
Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
Not Applicable.
Item 4.	OWNERSHIP

(a)	Amount beneficially owned		0[1]
(b)	Percent of class		0.0%
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote	0
	(ii)	Shared power to vote or to direct the vote	0
	(iii)	Sole power to dispose or to direct disposition of	0
	(iv)	Shared power to dispose or to direct disposition of	0

______________________

1    As of the date of filing of this Amendment.

CUSIP No. 78460M209	13G

This Amendment is being filed to report that Financial Stocks Capital Partners L.P. and Financial Stocks Limited Partnership have sold or otherwise distributed their entire interest in the security being reported.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

This Amendment is being filed to report that Financial Stocks Capital Partners L.P. and Financial Stocks Limited Partnership have sold or otherwise distributed their entire interest in the security being reported.

Item 6.	OWNERSHIP OF FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Financial Stocks Capital Partners L.P. and Financial Stocks Limited Partnership have sold or otherwise distributed their entire interest in the security being reported. Financial Stocks, Inc., the reporting person, is the general partner and control person of Financial Stocks Capital Partners L.P. and Financial Stocks Limited Partnership.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
See Exhibit 1.
Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not Applicable.
Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not Applicable.

CUSIP No. 78460M209	13G

Item 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2006

FINANCIAL STOCKS, INC.

By:	/s/ John M. Stein
Name:	John M. Stein
Title:	President

CUSIP No. 78460M209	13G

Exhibit 1

IDENTIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE CONTROL PERSON

Financial Stocks, Inc. has filed this Schedule 13G as the general partner and control person of Financial Stocks Capital Partners L.P. and Financial Stocks Limited Partnership, which have, collectively, sold or otherwise distributed their entire interest in the security being reported.